UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41842

Abivax SA
(Translation of registrant’s name into English)

7-11 boulevard Haussmann
75009 Paris, France
+33 (0) 1 53 83 08 41

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Abivax SA (the “Company”) held its ordinary and extraordinary general meeting of shareholders on June 6, 2025. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Number of shares with voting rights	63,436,477
Total number of votes	71,137,858
Number of shareholders present, represented or voting by post	84
Number of shares present, represented or voting by post	51,680,090
Number of votes present, represented or voting by post	58,287,655
Participation rate	81.47%

		For		Against		Abstain
	Ordinary General Shareholders’ Meeting	Votes	%	Votes	%	Votes	%
1.	Approval of the Company's financial statements for the financial year ended 31 December 2024.	51,881,638	99.99%	3,001	0.01%	6,403,016	—%
2.	Approval of the Company's consolidated financial statements for the financial year ended 31 December 2024.	51,881,638	99.99%	3,001	0.01%	6,403,016	—%
3.	Allocation of the income for the financial year ended 31 December 2024.	51,881,638	99.99%	3,001	0.01%	6,403,016	—%
4.	Approval of the agreements referred to Articles L. 225-38 et seq. of the French Commercial Code (Code de commerce).	44,777,754	86.30%	7,107,559	13.70%	6,402,342	—%
5.	Ratification of the cooptation of a Director (Sylvie Grégoire).	45,279,823	87.27%	6,605,516	12.73%	6,402,316	—%
6.	Ratification of the cooptation of a Director (Dominik Höchli).	45,279,823	87.27%	6,605,516	12.73%	6,402,316	—%
7.	Renewal of a Director's term of office (Corinna zur Bonsen-Thomas).	45,279,823	87.27%	6,605,516	12.73%	6,402,316	—%
8.	Renewal of a Director's term of office (Marc de Garidel).	51,708,730	99.66%	176,609	0.34%	6,402,316	—%
9.	Renewal of a Director's term of office (Camilla Soenderby).	45,134,823	86.99%	6,750,516	13.01%	6,402,316	—%
10.	Renewal of a Director's term of office (Dominik Höchli).	45,134,823	86.99%	6,750,516	13.01%	6,402,316	—%
11.	Renewal of the office of the Statutory Auditor (PricewaterhouseCoopers Audit).	51,881,758	99.99%	3,702	0.01%	6,402,195	—%

		For		Against		Abstain
	Ordinary General Shareholders’ Meeting	Votes	%	Votes	%	Votes	%
12.	Approval of the compensation items mentioned in Article L. 22-10-9 I of the French Commercial Code, pursuant to Article L. 22-10-34 of the French Commercial Code.	45,077,059	86.88%	6,808,954	13.12%	6,401,642	—%
13.	Approval of the compensation items paid during, or allocated for, the financial year 2024 to Mr. Marc de Garidel as Chair of the Board of Directors by interim and Chief Executive Officer.	44,931,939	86.60%	6,954,074	13.40%	6,401,642	—%
14.	Approval of the compensation items paid during, or allocated for, the financial year 2024 to Ms. Sylvie Grégoire as Chair of the Board of Directors.	44,922,513	86.58%	6,963,500	13.42%	6,401,642	—%
15.	Approval of the information on corporate officers' compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code.	45,077,059	86.88%	6,808,954	13.12%	6,401,642	—%
16.	Approval of the compensation policy applicable to the Chair of the Board of Directors.	44,923,450	86.58%	6,962,563	13.42%	6,401,642	—%
17.	Approval of the compensation policy applicable to the Chief Executive Officer.	44,778,450	86.30%	7,107,563	13.70%	6,401,642	—%
18.	Approval of the compensation policy applicable to the Board members.	51,378,574	99.02%	507,439	0.98%	6,401,642	—%
19.	Authorization to be granted to the Board to purchase the Company's own shares.	45,511,293	87.71%	6,374,720	12.29%	6,401,642	—%

		For		Against		Abstain
	Extraordinary General Shareholders’ Meeting	Votes	%	Votes	%	Votes	%
20.	Authorization to the Board of Directors to reduce share capital by cancelling treasury shares.	51,646,018	99.54%	239,442	0.46%	6,402,195	—%
21.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares, equity securities giving access to other equity securities or giving the right to the allocation of debt securities and/or securities giving access to equity securities, maintaining preferential subscription rights.	44,824,370	86.39%	7,061,090	13.61%	6,402,195	—%
22.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares, equity securities giving access to other equity securities or giving the right to the allocation of debt securities and/or securities giving access to equity securities, with cancellation of the preferential subscription rights by way of an offer to the public, and with the ability to confer a right of priority.	44,824,608	86.39%	7,060,852	13.61%	6,402,195	—%
23.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares, equity securities giving access to other equity securities or giving the right to the allocation of debt securities and/or securities giving access to equity securities, with cancellation of the preferential subscription rights in favor of a specific category of persons.	44,823,907	86.39%	7,061,553	13.61%	6,402,195	—%
24.	Delegation of authority to the Board of Directors to carry out a capital increase, within the limit of 30% of the share capital per year, by issuing shares, equity securities conferring access to other equity securities or conferring the right to an allotment of debt securities and/or securities conferring access to equity securities, with cancellation of the preferential subscription rights by way of a public offer to qualified investors or a restricted group of investors, within the meaning of Article L. 411-2, paragraph 1°, of the French Monetary and Financial Code (Code monétaire et financier).	44,824,608	86.39%	7,060,852	13.61%	6,402,195	—%

		For		Against		Abstain
	Extraordinary General Shareholders’ Meeting	Votes	%	Votes	%	Votes	%
25.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares, equity securities conferring access to other equity securities or conferring the right to an allotment of debt securities and/or securities conferring access to equity securities, with cancellation of the preferential subscription rights in favor of certain categories of investors within the framework of an equity financing agreement in the United States stock market known as an “At-The-Market” or “ATM Program”.	44,824,608	86.39%	7,060,852	13.61%	6,402,195	—%
26.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares, equity securities giving access to other equity securities or giving the right to the allocation of debt securities and/or securities giving access to equity securities, with cancellation of the preferential subscription rights in favor of designated beneficiaries.	44,823,907	86.39%	7,061,553	13.61%	6,402,195	—%
27.	Delegation of authority to the Board of Directors to increase the number of shares to be issued in the event of a capital increase with or without preferential subscription rights.	44,978,453	86.69%	6,907,007	13.31%	6,402,195	—%
28.	Delegation of authority to the Board of Directors to increase capital by capitalizing premiums, reserves, profits or other items.	51,728,033	99.70%	157,427	0.30%	6,402,195	—%
29.	Delegation of authority to the Board of Directors to issue shares and securities leading to a capital increase in consideration of non-cash contributions.	44,978,676	86.69%	6,905,963	13.31%	6,403,016	—%
30.	Delegation of authority to the Board of Directors to issue shares and securities entailing a capital increase in the event of a public exchange offer initiated by the Company.	44,824,130	86.39%	7,060,630	13.61%	6,402,895	—%
31.	Setting of the overall limits on the amount of the issues carried out pursuant to the delegations granted.	51,133,700	98.55%	750,939	1.45%	6,403,016	—%
32.	Authorization to the Board of Directors to grant share subscription and/or purchase options ("Options"), with cancellation of the shareholders' preferential subscription rights in favor of a specific category of persons.	44,777,291	86.30%	7,108,022	13.70%	6,402,342	—%
33.	Delegation of authority to the Board of Directors to issue and allot ordinary share warrants ("Warrants"), with cancellation of the shareholders’ preferential subscription rights in favor of a specific category of persons.	44,777,291	86.30%	7,108,022	13.70%	6,402,342	—%
34.	Authorization to the Board of Directors to allot free shares, whether existing or to be issued ("Free Shares"), with cancellation of the shareholders' preferential subscription rights in favor of a specific category of persons.	44,777,291	86.30%	7,108,022	13.70%	6,402,342	—%

		For		Against		Abstain
	Extraordinary General Shareholders’ Meeting	Votes	%	Votes	%	Votes	%
35.	Setting of the overall limits on the amount of the issues carried out pursuant to the authorizations to grant Options and Free Shares and the delegations of authority in order to issue Warrants.	51,877,292	99.99%	7,468	0.01%	6,402,895	—%
36.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares or securities conferring access to the Company's capital restricted to members of a company savings plan, with cancellation of the shareholders’ preferential subscription rights in favor thereof.	35,124,435	67.70%	16,760,775	32.30%	6,402,445	—%
37.	Modification of the corporate purpose of the Company and correlative amendments to Article 4 of the Company's bylaws (Corporate Purpose).	51,881,758	99.99%	3,702	0.01%	6,402,195	—%
38.	Deletion of Article 6.1 of the Company’s bylaws (Contributions - capital formation).	51,881,759	99.99%	3,001	0.01%	6,402,895	—%
39.	Amendments to Article 15.2 of the Company's bylaws (Meetings of the Board of Directors) concerning the use of a means of meetings of the Board of Directors.	51,881,759	99.99%	3,001	0.01%	6,402,895	—%
40.	Amendments to Articles 15.3 (Quorum and Majority) and 17.1 (General Management) of the Company's bylaws concerning the quorum and majority of the Board of Directors’ meetings.	51,881,759	99.99%	3,001	0.01%	6,402,895	—%
41.	Amendments to Article 15.5 of the Company's bylaws (Written consultation) concerning the written consultation of the members of the Board of Directors.	51,881,759	99.99%	3,001	0.01%	6,402,895	—%
42.	Amendments to Article 16.1 of the Company's bylaws (Powers of the Board of Directors) concerning the changes of the bylaws.	46,477,129	89.58%	5,407,631	10.42%	6,402,895	—%

		For		Against		Abstain
	Ordinary General Shareholders’ Meeting	Votes	%	Votes	%	Votes	%
43.	Powers for formalities.	51,715,211	99.67%	169,549	0.33%	6,402,895	—%

Press Release

On June 11, 2025, the Company published a press release entitled “Abivax releases the results of its June 6, 2025 Annual General Meeting.” A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Incorporation by Reference

This Report on Form 6-K, including Exhibit 99.1 shall be deemed to be incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-283336) and Form S-8 (File No. 333-286069) and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit 99.1	Press release, dated June 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Abivax SA (Registrant)

Date: June 11, 2025	/s/ Marc de Garidel
Chief Executive Officer